Exhibit 12.

Questar Pipeline Company

Ratio of Earnings to Fixed Charges

(Unaudited)

	9 Months Ended Sept. 30,
	2009	2008
	(dollars in millions)
Earnings
Income before income taxes	$69.1	$69.4
Plus interest expense	22.2	25.0
Plus allowance for borrowed funds used during construction	0.5	0.3
Plus distributions from unconsolidated affiliate	1.7
Less Company’s share of earnings of unconsolidated affiliate	(2.8)	(0.1)
Plus interest portion of rental expense	1.4	1.0
Total	$92.1	$95.6

Fixed Charges
Interest expense	$ 22.2	$25.0
Plus allowance for borrowed funds used during construction	0.5	0.3
Plus interest portion of rental expense	1.4	1.0
Total	$24.1	$26.3

Ratio of Earnings to Fixed Charges	3.8	3.6

For purposes of this presentation, earnings represent income before income taxes adjusted for fixed charges, earnings and distribution of an unconsolidated affiliate. Fixed charges consist of total interest charges (expensed and capitalized), amortization of debt issuance costs, losses from reacquired debt, debt discounts and debt premiums, and the interest portion of rental expense estimated at 50%.